UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

10 Finsbury Square, Third Floor
London, EC2A 1AF
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

International Game Technology PLC Announces Full Redemption of 3.500% Senior Secured Euro Notes Due 2024

International Game Technology PLC (NYSE:IGT) ("IGT" or the “Company”) today announced that the Company has exercised its right to redeem in full its €500,000,000 3.500% Senior Secured Notes due July 15, 2024 (Rule 144A: ISIN/Common Code XS1844998192/184499819 and Regulation S: ISIN/Common Code XS1844997970/184499797) (the "Notes") on November 7, 2023 (the “Redemption Date”) for a redemption price of 100% of the principal amount and a make-whole premium consistent with the terms of the indenture governing the Notes, together with accrued and unpaid interest. €112,041,000 of the Notes are outstanding.

The redemption is conditioned on IGT's receipt of sufficient proceeds under its senior revolving credit facilities to complete such redemption.

On the Redemption Date, the redemption price, together with the applicable accrued interest, will become due and payable. Unless IGT defaults in making payment of the applicable redemption price, interest, if any, on the Notes being redeemed will cease to accrue on and after the Redemption Date.

The following exhibit is furnished herewith:

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Full Redemption of 3.500% Senior Secured Euro Notes Due 2024,” dated October 27, 2023.

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EXHIBIT INDEX

Exhibit Number	Description

99.1	News Release “International Game Technology PLC Announces Full Redemption of 3.500% Senior Secured Euro Notes Due 2024,” dated October 27, 2023.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 27, 2023	INTERNATIONAL GAME TECHNOLOGY PLC

	By:	/s/ Pierfrancesco Boccia
Pierfrancesco Boccia
Company Secretary

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